3/15/02

02018862

RECD S.E.C.
MAR - 1 2002
801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-51564~~

8-51691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Service Asset Management Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6907 Capital of Texas Highway, Suite 230
(No. and Street)

Austin	TX	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTANT IN REGARD TO THIS REPORT

Roger J. Engemoen Jr. (512) 794-9100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

2121 San Jacinto, 15th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4-4-02

OATH OR AFFIRMATION

I, Roger J. Engemoen Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Service Asset Management Company, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

NORA CANTWELL
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
DECEMBER 18, 2005

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconcilation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Service Asset Management Company

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 446,434
Securities owned, at fair value	40,740,165
Deposits with clearing broker-dealer	4,500,000
Furniture and equipment, less accumulated depreciation of $769,254	2,839,236
Due from Parent	1,281,426
Other assets	715,843
Total assets	$ 50,523,104
Liabilities and Stockholder's Equity	
Due to clearing broker-dealer	$ 38,670,552
Securities sold, not yet purchased	5,126,692
Accounts payable, accrued expenses, and other liabilities	155,617
Total liabilities	43,952,861
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	17,601,529
Accumulated deficit	(11,032,286)
Total stockholder's equity	6,570,243
Total liabilities and stockholder's equity	$ 50,760,459

See accompanying notes.

Service Asset Management Company

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Nature of Business

Service Asset Management Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of SAMCO Holding, Inc. (the Parent).

During the year, the Company was engaged in multiple lines of business including proprietary equity trading, market making and as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking and advisory services. Effective January 2002, the Company discontinued its proprietary equity trading and market making.

2. Summary of Significant Accounting Policies

Securities Transactions

Proprietary security transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are valued at market value. Securities traded on a national exchange (including NASDAQ) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Interest

Interest is recorded on an accrual basis.

Revenue and Expense Recognition

All securities transactions, commission revenue and related execution, clearing, and commission expenses are recorded on a trade-date basis.

Financial Advisory Fees

Financial advisory fees are recorded as earned.

ERNST & YOUNG

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

Stockholders and Board of Directors
Service Asset Management Company

We have audited the accompanying statement of financial condition of Service Asset Management Company (the Company), a wholly owned subsidiary of SAMCO Holding, Inc., as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Service Asset Management Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas
February 19, 2002